                                                      Filed by Havas Advertising
                           Pursuant to Rule 425 under the Securities Act of 1933

                                          Subject Company: Snyder Communications
                                                    Commission File No.: 1-12145

The following are materials prepared by Havas Advertising for a presentation to investors and analysts on June 27-28, 2000. INFORMATION CONCERNING THE PARTICIPANTS IN THE PROXY SOLICITATION IS SET FORTH IN ITEM 12 OF THE ANNUAL REPORT ON FORM 10-K OF SNYDER COMMUNICATIONS FOR THE YEAR ENDED DECEMBER 31, 1999 ON FILE WITH THE SEC (COMMISSION FILE NO. 1-12154). INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV.



                               June 27-28, 2000


                                                        [HAVAS ADVERTISING LOGO]

Agenda
===============================================================================

 .  Overview

 .  Havas Advertising in 1999

 .  The New Havas Advertising

        -  Snyder Acquisition

                .  Strategy

                .  Financial Analysis

        -  The New Organization Division by Division

 .  Havas Advertising Objectives for 2000

 .  Conclusion

2                                                       [HAVAS ADVERTISING LOGO]

"FORWARD-LOOKING INFORMATION"

This document contains certain "forward-looking statements" about the proposed merger of Havas Advertising and Snyder Communications. These include statements regarding the anticipated closing date of the transaction, anticipated tax consequences, and anticipated future operating results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in integrating the Snyder Communications companies with the Havas Advertising divisions, and changes in general economic conditions that may adversely affect the businesses in which Havas Advertising and Snyder Communications are engaged and changes in the securities markets.

ADDITIONAL INFORMATION

Havas Advertising and Snyder Communications will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. In addition, documents filed with the SEC by Havas Advertising will be available free of charge from its Secretaire General, at 84, rue de Villiers, 92683 Levallois-Perret Cedex, France, 00-33-1-41 34 30 00. Documents filed with the SEC by Snyder Communications will be available free of charge from its Corporate Secretary at 6903 Rockledge Drive, Bethesda, Maryland 20817, 301-571-6265. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

Snyder Communications and its directors, executive officers and certain other members of Snyder Communications management and employees may be soliciting proxies from Snyder Communications shareholders in favor of the merger. Information concering the participants in the proxy soliciation will be set forth in the proxy statement/prospectus when it is filed with the SEC.

FINANCIAL ACCOUNTING STANDARDS

All financial information given in this presentation concerning Havas Advertising is presented according to French Generally Accepted Accounting Standards.

3                                                       [HAVAS ADVERTISING LOGO]

Havas Advertising
Investment Highlights
================================================================================

 .  World's 4th largest communications group*

 .  Industry leading growth

 .  Optimizing geographic footprint/product mix

 .  Balance and richness of client base

 .  Flawless execution/integration of acquisitions

 .  Strong financial position to fund growth

 . Management stability and depth to support global growth and expansion

----------
*Pro forma estimates including Snyder

4                                                       [HAVAS ADVERTISING LOGO]

                               HAVAS Advertising

                              Alain de Pouzilhac
                                Jacques Herail

EURO RSCG WORLDWIDE     [Logo] CAMPUS          MEDIA PLANNING GROUP       DIVERSIFIED AGENCIES

Bob Schmetterer         Ed Eskandarian         Fernando Rodes             Jean-Michel Carlo

New York                Boston                 Madrid                     Paris

Europe                  USA                    Europe                     Europe
North America           Europe                 North America              North America
APAC                    LATAM                  LATAM
LATAM

                   A decentralized and multicultural company

5                                                       [HAVAS ADVERTISING LOGO]

                      Each division has a strategic focus

                                       Euro                   Campus                   Media                  Diversified
                                       RSCG                                           Planning                 Agencies
                                                                                       Group                     Group
Traditional Advertising
  Strategy                               X                      X
  Creation                               X                      X
  Production                             X                      X
Media
  Strategy                                                                              X
  Planning                                                                              X
  Buying                                                                                X
Marketing Services
  Direct Marketing                      X                                                                       X
  Sales Promotion                       X                                                                       X
  Interactive Services                  X                       X                       X                       X
  Healthcare                            X
  Public Relations                      X                                                                       X
  Sport                                                                                                         X

6                                                       [HAVAS ADVERTISING LOGO]

                           Havas Advertising in 1999

7                                                       [HAVAS ADVERTISING LOGO]

1999: An Outstanding Year
================================================================================

Gross Income                    +38.2%

EBIT                            +50.9%

EBIT/GI                          12.5%

NI bef. Extraord. & GW(1)       +37.7%

Fully diluted EPS               +17.5%

Dividend                        +15.4%

----------
(1)  Group share

8                                                       [HAVAS ADVERTISING LOGO]

1999: Productivity Ratios
================================================================================

(% of GI)                       1998            1999
---------------------           ----            ----
Personnel expenses              57.3%           56.6%

Other expenses                  30.8%           30.8%

Exceptional items                0.5%            0.2%


EBITDA                          14.7%           15.9%

EBIT                            11.4%           12.5%


Nb. Of employees(1)            8,451          11,967

----------
(1) Average FTE

9                                                       [HAVAS ADVERTISING LOGO]

1999: Industry Comparisons
================================================================================

                        Gross Income Growth
                               99/98            EBIT
                        -------------------    Growth     EBIT/GI
                         Organic     Total      99/98        99
                        ---------   -------   --------   ---------
OMNICOM                    NA         20%       28.8%      14.1%

INTERPUBLIC                 9%      14.9%       16.9%      16.4%

WPP                         8%      13.3%       19.0%      13.4%

Y & R                    10.4%      12.8%       28.4%      12.1%

HAVAS ADVERTISING        12.7%      38.2%       50.9%      12.5%

----------
Source: Company data and Broker estimates

10                                                      [HAVAS ADVERTISING LOGO]

1999: Strong New Business Growth
================================================================================

                                Net new billings
                            (on an annualized basis)
                            ------------------------
Euro RSCG Worldwide                  674

CAMPUS                                92

MEDIA PLANNING GROUP                 313

DIVERSIFIED AGENCIES GROUP           137
                                  ------
                                   1,216 M

11                                                      [HAVAS ADVERTISING LOGO]

1999: Principal New Clients
================================================================================

 .  Euro RSCG Worldwide:

        - Air France*, Telefonica*, Novartis*, Parke Davis*, Hallmark, Midas, GlaxoWellcome (3 wins), Alberto Culver, Budget Rental Car, Santander Financial

 .  CAMPUS:

        -  Orange*, Alcatel*, Dreamcast

 .  MEDIA PLANNING GROUP:

        -  Airtel*, One Tel*, Retevision*, Bayer, Carrefour Continent

 .  DIVERSIFIED AGENCIES GROUP:

        -  Liberty Surf, Virgin Net, Virgin Atlantic, Sky TV

----------
* Global/Multinational

12                                                      [HAVAS ADVERTISING LOGO]

1999: Major Dot Com Wins
================================================================================

 . ask.com, jcrew.com, intel.com, BOL.com, latribune.fr, excite.com.au, nomad.fr, fimatex.fr, wineplanet.com.au, alladvantage.com, Rocket ebook, lipitor.com, doubleclick.com, brandwise.com, cadeau.fr, empleo.com, metrocuadrado.com, worldlyinvestor.com, to2.com, jaldi.com, crisil.com, planet1.com, infoeuro.com, quest4law.com, Go4i.com, zipahead.com, bidorbuy.com, Zdnet.com, Xcommerce.com, styleNet.com, peugeotbank.de, citroenbank.de, Berlin.de, xerix.com, amazon.co.uk, AVL.com, cahoot.com

13                                                      [HAVAS ADVERTISING LOGO]

1999 Acquisition Track Record
================================================================================

                                  [bar chart]

                                 1998    1999
                                 ----    ----
                                  20      88

                               Key Growth Driver

14                                                      [HAVAS ADVERTISING LOGO]

1999: Dynamic Acquisition Growth
================================================================================

 .  88 companies acquired

 .  225M euro additional Gross Income

 .  290M euro on a Pro forma full year basis

 .  For a total investment of 269M euro

15                                                      [HAVAS ADVERTISING LOGO]

1999: Dynamic Acquisition Growth
================================================================================
 . Divisional Breakdown of Acquisitions (1)
        Euro RSCG                  48 %
        CAMPUS                      4 %
        MPG                        25 %
        DAG                        23 %

 . Regional Breakdown of Acquisitions (1)
        EUROPE                     62 %
        USA                        23 %
        APAC                        4 %
        LATAM                      10 %

 . Breakdown of Acquisitions by Activity (1)
        Traditional Advertising    27 %
        Marketing Services         73 %

----------
(1) On a Full Year Basis

16                                                      [HAVAS ADVERTISING LOGO]

1999: Growth by Business Activity
===============================================================================

   Gross Income

          Traditional Advertising:                       +  14.9 %

          Marketing Services:                            +  51.6 %

          Public Relations:                              + 101.1 %

          Healthcare:                                    +  73.3 %

          Media:                                         +  75.9 %

17                                                      [HAVAS ADVERTISING LOGO]

1999: Growth by Region
===============================================================================

   Gross Income

                                      Like For
                                     Like Basis             Total
                                     ----------            --------
TOTAL                                + 12.7 %              + 38.2 %

  USA                                + 13.4 %              + 39.1 %

  Europe                             + 10.5 %              + 34.6 %

    of which France                  + 10.9 %              +  8.1 %

             Great Britain           + 17.7 %              + 49.4 %

  Asia/Pacific                       + 14.0 %              + 48.1 %

  Latin America                      + 45.4 %              + 78.0 %

18                                                      [HAVAS ADVERTISING LOGO]

                           The New Havas Advertising

                                                        [HAVAS ADVERTISING LOGO]

The New Havas Advertising* - Scale
================================================================================

 .  Top tier global communications company

 .  Decentralized, multicultural strategy

 .  Expanded interactive leadership

 .  4 divisions, 300 agencies, 20,000 staff members, 75 countries

----------
* Pro forma estimates including Snyder

20                                                      [HAVAS ADVERTISING LOGO]

The New Havas Advertising* - Growth
================================================================================

 .  20 billion euro in annual billings, 2.2 billion euro in gross income

 .  50% of gross income from categories growing at double industry rate

 .  Gross income 45% from US

 .  Gross income 60% from marketing services

 .  EBIT margin to reach 15% by 2001

----------
* Pro forma estimates including Snyder

21                                                      [HAVAS ADVERTISING LOGO]

Snyder Acquisition
================================================================================

 .  In February, 2000 Havas Advertising announced the acquisition of Snyder
   Communications

                         [SNYDER COMMUNICATIONS LOGO]
[ARNOLD LOGO] [BOUNTY SCA WORLDWIDE LOGO] [CIRCLE.COM LOGO] [BRANN LOGO]


22                                                      [HAVAS ADVERTISING LOGO]

Snyder Acquisition - A Perfect Strategic Fit
================================================================================

 .  Enhanced richness by division

 .  Expanded US presence

 .  Mix shift to faster growth/higher margin businesses

 .  Significantly accretive, immediately

 .  Client conflicts avoided

 .  Senior management continuity

23                                                      [HAVAS ADVERTISING LOGO]

Exceeding Strategic Growth Objectives
18 Months Ahead of Plan
================================================================================

 .  Top 5 ranking worldwide

 .  1998 Gross Income doubled to 2.0 billion euro

 .  56+% Marketing Services

 .  80+% outside of France                                ALL EXCEEDED

 .  40+% in the US

 .  Major interactive force

 .  40+% of client base in most dynamic
   growth sectors

 .  EBIT margin expansion to 14% by 2001

24                                                      [HAVAS ADVERTISING LOGO]

Advertising Communications Group Ranking
================================================================================

1999 Gross Income

                                                                                       $ billion
1.   WPP                   Ogilvy & Mather / J. Walter Thompson / Young & Rubicam         6.68
2.   Omnicom               BBDO / DDB / TBWA / Ketchum                                    5.74
3.   Interpublic           Mc Cann / Lintas + Lowe                                        5.07
4.   Havas Advertising     Euro RSCG Worldwide / Campus / DAG / MPG                       2.38
5.   Publicis              FCB / Bozell / Saatchi & Saatchi                               2.16
6.   Dentsu                                                                               2.10
7.   B Com 3               Leo Burnett / DMB&B                                            1.93
8.   Grey Advertising                                                                     1.57
9.   True North Com                                                                       1.48
10.  Hakuhodo                                                                             0.82
11.  Cordiant                                                                             0.71
12.  TMP Worldwide                                                                        0.51

----------
Source: 2000 Ad Age, 1999 GI
* Pro forma estimates include Snyder.

25                                                      [HAVAS ADVERTISING LOGO]

                               HAVAS ADVERTISING

Bob Schmetterer              Ed Eskandarian                Fernando Rodes              Jean-Michel Carlo

EURO RSCG WORLDWIDE          [LOGO] CAMPUS                 MEDIA PLANNING              diversified agencies

New York                     Boston                        Madrid                      Paris

Bounty SCA will add          Arnold will reinforce         The media for Arnold        Brann & circle.com will
great Marketing              Campus and become             will reinforce Media        become the leading
Services strength to         the lead agency of the        Planning USA                companies in the USA
Euro RSCG Worldwide.         second network                                            for the Diversified
Overall Euro RSCG                                                                      Agencies Group
Marketing Services
will now rank
#2 Worldwide.

BOUNTY SCA                   ARNOLD                        ARNOLD                      circle.com
WORLDWIDE                                                  Media
                                                                                       BRANN

                   A decentralized and multicultural company

26                                                      [HAVAS ADVERTISING LOGO]

Balanced and Rich Client Base
================================================================================

                [graphic showing the logos of various clients]

27                                                      [HAVAS ADVERTISING LOGO]

Without Divisional Conflict
================================================================================

                [graphic showing the logos of various clients]

28                                                      [HAVAS ADVERTISING LOGO]

Major Share of Most Dynamic Client Categories
================================================================================

                      FINANCIAL                                MEDIA
TELECOM               SERVICES               HIGH-TECH         / NEW MEDIA             HEALTHCARE
---------------       ----------------       -----------       -----------------       ----------------------
Cegetel               Abbey National         Alcatel           Amazon.com              American Home Products
France Telecom        American Express       Dell              BMG Entertainment       Bayer
Lucent                Barclays               Intel             Canal +                 Bristol Myers Squibb
Worldcom              BNP                    Microsoft         CNN.com                 GlaxoWellcome
Orange Comm.          First US Bank          Philips           The Independent         Novartis
Telefonica            JP Morgan              Storage Tek       Tom.com                 Parke Davis
Vodafone              KPMG                   -----------       Universal Studios       Pfizer
---------------       Nasdaq AMEX            Aol.com           -----------------       Rhone Poulenc
AT&T                  Oppenheimer            IBM               Columbia House          Schering Plough
Bell Atlantic         Prudential             Motorola          Disney                  Smithkline Beecham
British Telecom       The Hartford           Myway.com         Wsj.com                 ----------------------
GTE                   Wells Fargo            Sony              -----------------       Merck
InfoSpeed             ----------------       Yahoo!                                    Pharmacia Upjohn
Sprint                Bank of America        -----------                               Roche
---------------       E trade                                                          ----------------------
                      First National                     --------------------
                      Fleet                              [LEGEND]
                      US Bancorp                         --------------------
                      ----------------

29                                                      [HAVAS ADVERTISING LOGO]

Greater Divisional Balance in Gross Income
================================================================================

                 1999                                Pro Forma 2000
        ------------------------                ------------------------

                [chart]                                  [chart]


Euro RSCG Worldwide          66%        Euro RSCG Worldwide          52%

3 Other Divisions            34%        3 Other Divisions            48%

  -- Campus                               -- Campus
  -- Diversified Agencies                 -- Diversified Agencies
     Group                                   Group
  -- Media Planning Group                 -- Media Planning Group

-------------------
Pro forma

30                                                      [HAVAS ADVERTISING LOGO]

Greater Geographic Balance
================================================================================

                 1999                                Pro Forma 2000
        ------------------------                ------------------------

                [chart]                                  [chart]

        France               24%                France               16%
        LATAM                 5%                LATAM                 3%
        APAC                  5%                APAC                  3%
        USA                  31%                USA                  45%
        Europe               35%                Europe               35%

-------------------
Pro forma

31                                                      [HAVAS ADVERTISING LOGO]

More Attractive Product Mix
================================================================================

                 1999                                Pro Forma 2000
        ------------------------                ------------------------

                [chart]                                  [chart]

        Marketing Services   55%                Marketing Services   60%
        Advertising          45%                Advertising          40%

-------------------
Pro forma

32                                                      [HAVAS ADVERTISING LOGO]

Marketing Services Leadership
================================================================================
Ranked By Gross Income

                                    [chart]

                                                                    Millions $
                                                                  --------------
 1.    Brann Worldwide                                                  479

 2.    The Sales Machine Euro RSCG                                      367

 3.    Oglivy One Worldwide                                             318

 4.    Draft Worldwide                                                  314

 5.    Rapp Collins Worldwide                                           312

 6.    Impiric                                                          311

 7.    Digitas                                                          187

 8.    Carlson Marketing Group                                          184

 9.    Grey Marketing Group                                             135

10.    McCann Relationship Marketing                                    122

-------------------
Source:  DMA 2000

33                                                      [HAVAS ADVERTISING LOGO]

Interactive Leadership
================================================================================

 .  Extremely well-positioned in fastest growing segment:

       [Circle.com Logo] [Euro RSCG Interaction Logo] [Connectworld Logo]

 .  Euro RSCG ranked #1 network among global advertising companies*

 . Solid interactive platform across all four operating divisions supporting a very strong international client base

 .  Circle.com adds significant on-line advertising strengths

----------
* 2000 Adweek Survey

34                                                      [HAVAS ADVERTISING LOGO]

Strengthened Top Management Talent
================================================================================

 .  Four new outstanding CEO's committed to continue
   . Ed Eskandarian         ARNOLD
   . Dennis Eastham         BRANN
   . Steven Kaplan          BOUNTY
   . Bob Wilke              CIRCLE.COM

 .  Forty new senior managers

35                                                      [HAVAS ADVERTISING LOGO]

Snyder Acquisition Financial Analysis
================================================================================

Highlights

 .  Valued at $29.50 per share: $2.1bn in total

 .  Paid in Havas Advertising ADR's listed on the US market

 .  Protective collar mechanism

 .  Shareholder lock-up

 . Pooling of interests accounting method under French GAAP (no additional goodwill on the transaction)

 .  Accretive in Year 1

 .  Synergies expected from top line growth and cost savings

36                                                      [HAVAS ADVERTISING LOGO]

Snyder Acquisition Financial Analysis
================================================================================
Snyder Key Metrics

    . Strong growth prospects for each of the 3 Snyder divisions = 15 to 20% per year (organic)

    .  Overall profitability around 15% (EBIT / GI)

    .  Strengthening of the interactive capabilities with Circle.com

         -  Tracking stock
         -  Voting control by Havas Advertising
         -  17% economic interest
         -  50% annual growth
         -  EBITDA breakeven anticipated in 1Q2001

37                                                      [HAVAS ADVERTISING LOGO]

Accounting Treatment
================================================================================

    . Havas Advertising measures its financial performance in French GAAP and will continue to report and communicate accordingly.

    . For the listing of ADRs on the US market, Havas Advertising will file accounts in full US GAAP with the SEC.

38                                                      [HAVAS ADVERTISING LOGO]

Key Reconciliation Themes
(US/French GAAP)
================================================================================

    1. Technical differences which will disappear as a result of convergence in accounting principles:

          -  Deffered tax
          -  Stock Options

    2.  Acquisition Earn-Out/Buy-Out payments

    3.  Accounting for Snyder Acquisition:

          -  Pooling of interests in French GAAP  --  No additional Goodwill
          -  Purchase accounting in US GAAP  --  about $2 Bn Goodwill

    4.  Accounting for Media Planning Group:

          -  Full consolidation in French GAAP
          -  Equity method in US GAAP

                 No impact on Net Income
                 MPG Gross Income not included in US GAAP P&L

    5.  Possible adjustments to Snyder accounts for translation into French GAAP

39                                                      [HAVAS ADVERTISING LOGO]

Status of Merger Process
================================================================================

    .  Antitrust filings (US and Europe) cleared

    .  Parallel filings with COB and SEC in process

    .  20 for 1 stock split to prepare for ADR

    .  On track for third quarter closing

40                                                      [HAVAS ADVERTISING LOGO]

The New Organization: Division by Division
================================================================================

                                      HAVAS ADVERTISING


EURO RSCG WORLDWIDE        [Logo] CAMPUS        MEDIA PLANNING GROUP     diversified agencies
--------------------   ---------------------   ----------------------   ----------------------
      New York                Boston                  Madrid                    Paris
--------------------   ---------------------   ----------------------   ----------------------
Europe                 USA                     Europe                   Europe
North America          Europe                  North America            North America
APAC                   LATAM                   LATAM
LATAM

BOUNTY SCA             ARNOLD                  ARNOLD MEDIA             circle.com
WORLDWIDE
                                                                        BRANN

                            A decentralized and multicultural company

41                                                      [HAVAS ADVERTISING LOGO]

The New Euro RSCG Worldwide*
================================================================================

    .  5th largest Global Agency Network Worldwide
                                                         -----------------------
         -  A top 10 in more than one half the             EURO RSCG WORLDWIDE
            countries in which we operate                -----------------------
                                                                New York
    .  6th largest Global Agency Network in the US       -----------------------
                                                           Europe
    .  2nd largest Marketing Services Network              North America
                                                           APAC
         -  Representing 48% of total Euro RSCG GI         LATAM
         -  New targeted consumer access capability
                                                         -----------------------
    .  Largest Interactive Network among global
       advertising companies                                   BOUNTY SCA
                                                               WORLDWIDE
    .  3rd largest Healthcare Network
                                                         -----------------------
-------------------
Rankings based on industry sources

42                                                      [HAVAS ADVERTISING LOGO]

The New Campus
                                                         -----------------------
    .  Gross income three times larger                       [Logo] CAMPUS
                                                         -----------------------
    .  New U.S. based leadership and strength                    Boston
                                                         -----------------------
    .  Improved geographic balance                         USA
                                                           Europe
         -  51% USA, 48% Europe, 1% LATAM                  LATAM

    .  Worldwide creative recognition                    -----------------------

         -  Cannes Grand Prix plus dozens of other                ARNOLD
            major creative awards

    .  New clients with substantial international        -----------------------
       potential

    .  Outstanding talent, growth and profitability

43                                                      [HAVAS ADVERTISING LOGO]

The New Media Planning Group
================================================================================

    .  Contribution of an estimated $1 billion of
       new billings from Arnold Media                    -----------------------
                                                              MEDIA PLANNING
    .  Consolidating worldwide position                            GROUP
                                                         -----------------------
    .  Expanding specialization on new media                      Madrid
                                                         -----------------------
         -  Arena Network                                  Europe
         -  The Media Contacts Network                     North America
                                                           LATAM
    .  Exceptional management team
                                                         -----------------------
    .  Solid financial partners to support growth
       in developing markets                                     ARNOLD
                                                                 MEDIA

                                                         -----------------------

44                                                      [HAVAS ADVERTISING LOGO]

The New Diversified Agencies Group
================================================================================

    .  #1 ranked direct marketer worldwide
                                                         -----------------------
    .  Gross income two times larger                      diversified agencies
                                                         -----------------------
    .  Interactive revenue three times                            Paris
                                                         -----------------------
    .  A depth of new senior management talent             Europe
                                                           North America
    .  New blue chip clients
                                                         -----------------------
    .  Stronger U.S. presence
                                                               circle.com
         -  35% of GI vs. 16%
                                                                  BRANN
    .  Strong focus on 1 to 1 and customer
       relationship marketing                            -----------------------

45                                                      [HAVAS ADVERTISING LOGO]

                         Havas Advertising Objectives
                                   for 2000



                                                        [HAVAS ADVERTISING LOGO]

2000 Objectives
================================================================================

    .  Pro Forma Gross Income Growth (greater than) 20%

    .  Pro Forma Organic Growth (greater than) 10%

    .  EBIT/GI +100 basis points to reach 15% during the second half of 2001

47                                                      [HAVAS ADVERTISING LOGO]

Q1 2000: Growth
================================================================================

   Gross Income

         .  Unadjusted                                          +39.5%

         .  Constant Scope                                      +20.4%

         .  Constant Scope and Currency                         +12.2%

48                                                      [HAVAS ADVERTISING LOGO]

Q1 2000: Strong New Business Growth
================================================================================

                                                          Net new billings
                                                              (euro M)
                                                        --------------------
         Euro RSCG Worldwide                                     460

         CAMPUS                                                   55

         MEDIA PLANNING GROUP                                    402

         DIVERSIFIED AGENCIES GROUP                              128
                                                             -----------
                                                               1,045 M

49                                                      [HAVAS ADVERTISING LOGO]

Q1 2000: Major Account Gains
================================================================================

    .  Traditional

       Air France/Delta Alliance* - CNN* - United Technologies* -Subway - Liberty Surf -Lucent - Leclerc - Reckitt Benckiser -Blockbuster - Bristol-Myers Squibb

    .  Dot.com (20% of new business wins)

       CNN.com - Amazon.com - Schering-Myhealth.com - Gazoontite.com-Alibaba.com - Igold - OzEcom - Tom.com - E-loans.com -Amelia.com.br - Demasiado.com - Ze Bank - Europ@web -Fortuneo.fr - Mymaison.com - planetepresse.com -Expocentric.com - Free Markets.com - Brandwise.com - Blockbuster.com

-------------------
*  Global / Multinational

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Q1 2000: Continued Acquisition Growth
================================================================================

    .  12 Companies announced to date, 7 in Q1

         -  Consulting
         -  Interactive
         -  Marketing Services
         -  Corporate Relations
         -  Healthcare
         -  Sports Marketing

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Q1 2000:
Integration of the Snyder Group Companies
================================================================================

      These acquisitions will be reinforced by the integration of the Snyder Group companies upon closing


      4 Snyder companies = + 18%

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Key Attributes Attract
a Broader Base of Investors
================================================================================

    .  Future US stock market listing

    .  Management compensation aligned with shareholder interests

    .  Share repurchase program authorized

    .  Annual dividend increase of 15.4%

    .  20 for 1 stock split

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                                  Conclusion






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Why Havas Advertising
================================================================================

    .  World's 4th largest communications group*

    .  Industry leading growth

    .  Optimizing geographic footprint/product mix

    .  Balance and richness of client base

    .  Flawless execution/integration of acquisitions

    .  Strong financial position to fund growth

    . Management stability and depth to support global growth and expansion

-------------------
* Pro forma estimates including Snyder

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